SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                            COMMISSION FILE NUMBER: 033-07456-LA

(Check One)

|_| Form 10-K and Form 10-KSB |_| Form 11-K     |_| Form 20-F
|X| Form 10-Q and Form 10-QSB |_| Form N-SAR

     For period ended March 31, 2005.

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10QSB
|_| Transition Report on Form N-SAR

     For the transition period ended                                 .
                                     --------------------------------

     Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

SECURAC CORP.
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Full Name of Registrant

2500, 520 - 5th Avenue S.W.
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Address of Principal Executive Office (Street and Number)

Calgary, Alberta Canada T2P 3R7
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City, State and Zip Code

PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check the appropriate box.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable

                                    PART III

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (attach extra sheets if needed.)

The report was not able to be filed without unreasonable effort or expense by the initial due date as a result of delays associated with our collection of financial information from Risk Governance Inc., a company we acquired in January 2005.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Paul Hookham, CFO                403-225-0403
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                                          (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports (S) been filed? If the answer is no, identify report(s)

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

         Due to the recent reverse acquisition in October 2004 and the registrant's lack of an operating business prior to its consummation, the results of operations to be reflected in the unaudited financial statements to be included in the Form 10-QSB for the quarter ended March 31, 2005 will be materially different from the registrant's results of operations reflected in the unaudited financial statements included in its Form 10-QSB filed for the quarter ended March 31, 2004. While we anticipate positive sales and negative net income for the quarter, we are not in a position to quantify our anticipated results as the review is not yet complete.

                                  Securac Corp.
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date: May 17, 2005                By: /s/ Paul James Hookham
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                                            Paul James Hookham,
                                            Chief Financial Officer